James A. Matarese 617.570.1865 jmatarese@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 26, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael Pressman

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Capital Properties, Inc.

Schedule TO-T filed May 2, 2005

    By Mercury Real Estate Advisors, LLC

    Mercury Special Situations Fund LP

    Mercury Special Situations Offshore Fund, Ltd.

    David R. Jarvis

    and Malcolm F. MacLean IV

File No. 5-06037

Dear Mr. Pressman:

We represent each of Mercury Real Estate Advisors LLC, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., David R. Jarvis and Malcolm F. MacLean IV (the “Purchasers”) in the above-referenced matter.

Each of the Purchasers has acknowledged to us, and has granted us the authority to represent to the Securities and Exchange Commission (the “Commission”) on behalf of each of them, that:

•	The Purchasers are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Purchasers may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the above, please contact the undersigned at (617) 570-1865 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ James A. Matarese

James A. Matarese, Esq.

cc:	David R. Jarvis

Mercury Real Estate Advisors LLC